Exhibit 99.8

METAL STORM LIMITED ACN 064 270 006

Metal Storm at Land Warfare Conference
Brisbane, Australia – Monday, 15 November 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm will be exhibiting at Booth 101 in Hall 3 at the DSTO Land Warfare Conference being held at the Brisbane Exhibition Centre, South Bank, Queensland.
At the show we will be exhibiting the latest Metal Storm weapon systems including 3GL, MAULTM and multi-barrel weapons. We will also be displaying the original “Bertha” machine gun, which in 1999 famously fired at a burst rate of over one million rounds per minute. “Bertha” was the first weapon to truly show the firepower potential of Metal Storm.
This is the first time in several years that Metal Storm has exhibited at the Land Warfare Conference, and we look forward to seeing many visitors at the show.
The show is open to the public on the following dates and times:

Wednesday	17th November	10h00 to 15h30

Thursday	18th November	08h30 to 17h30

Friday	19th November	08h00 to 12h30

Entrance fee is $100.00 for the day.
There is a copy of the full Land Warfare Conference Program as well as the Floor Plan on our website home page – www.metalstorm.com.
-END-

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.